Rec'd 9/21/06

MR

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050161

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
Hours per response	..........12.00

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 2 1 2006
REGISTRATIONS AND EXAMINATIONS
04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investors Brokerage Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 Westfield Drive
(No. and Street)

Elgin (City) IL (State) 60123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie L Riesterer 847-930-7406 (Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state lasts, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 3 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

10/27

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond Unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jamie L. Riesterer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investors Brokerage Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Verlene M. Ducey
Notary Public

OFFICIAL SEAL
VERLENE M DUCEY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/12/08

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investors Brokerage Services, Inc.
Index
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of Investors Brokerage Services, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Investors Brokerage Services, Inc. (the "Company") at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of JPMorgan Chase & Co. ("JPMC") and, as disclosed in the footnotes to the financial statements, has extensive transactions and relationships with JPMC. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 17, 2006

Investors Brokerage Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	855,370
Due from affiliate		2,122
Income tax receivable		9,637
Other assets		29,284
Total assets	$	896,413
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and other liabilities	$	21,538
Due to affiliate		26,306
Total liabilities		47,844
Stockholder's equity		
Common stock, $5 par value; 2,000 shares authorized, 1,369 shares issued and outstanding		6,845
Additional paid-in capital		1,075,165
Accumulated deficit		(233,441)
Total stockholder's equity		848,569
Total liabilities and stockholder's equity	$	896,413

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Operations
Year Ended December 31, 2005

Revenues	
Interest income	$ 19,972
Other income	9,395
Total revenues	29,367
Expenses	
Salaries and benefits	101,398
General and administrative	64,425
Licenses and fees	15,367
Total expenses	181,190
Loss before income tax benefit	(151,823)
Income tax benefit	54,202
Net loss	$ (97,621)

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2005	1,369	$ 6,845	$ 1,075,165	$ (135,820)	$ 946,190
Net loss				(97,621)	(97,621)
Balance at December 31, 2005	1,369	$ 6,845	$ 1,075,165	$ (233,441)	$ 848,569

The accompanying notes are an integral part of the financial statements.

Investors Brokerage Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities		
Net loss	$	(97,621)
Adjustments to reconcile net loss to net cash used in operating activities		
Deferred tax benefit		32,132
Changes in assets and liabilities		
Due to/from affiliates, net		79,314
Decrease in income tax receivable from parent		55,099
Increase in other assets		(3,565)
Decrease in accounts payable and other liabilities		(97,243)
Decrease in drafts payable		(10,727)
Net cash used in operating activities		(42,611)
Cash and cash equivalents		
Beginning of year		897,981
End of year	$	855,370

The accompanying notes are an integral part of the financial statements.

1. Nature of Business

Investors Brokerage Services, Inc. (the "Company") is registered with the National Association of Securities Dealers, Inc. ("NASD") as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of JP Morgan Chase and Co. ("JPMC").

The Company currently acts primarily as the underwriter of Kemper Investors Life Insurance Company ("KILICO") and Chase Insurance Life and Annuity Company ("CILAAC") variable annuity products. No underwriting fees are earned by the Company from its affiliates. The Company does not engage in retail sales of securities.

2. Summary of Significant Accounting Policies

Management Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments in a money market fund and are considered to approximate their respective carrying values due to their short-term nature and generally negligible credit losses.

Fair Values of Financial Instruments

The carrying values of the financial instruments reported on the accompanying statement of financial condition approximate their fair values due to their short-term nature.

Interest Income

Interest income is primarily generated through interest earned on cash and cash equivalents and is accounted for by the accrual method.

Income Taxes

The Company will file a consolidated Federal income tax return with JPMC and its affiliates. In general, allocation among affiliates is based on separate return calculations with immediate benefit for a taxable loss that is utilized in the consolidated return. Intercompany balances are settled quarterly.

For state income tax purposes, the Company files either separately or on a combined basis with eligible affiliates, depending on the state's filing requirement.

The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been recognized in the Company's financial statements or tax returns. There are no significant timing differences.

3. Income Taxes

The income tax benefit for the year ended December 31, 2005 was as follows:

		Total
Federal		
Current	$	(52,925)
Deferred		359
State		
Current		(1,647)
Deferred		11
	$	(54,202)

The actual income tax benefit for 2005 differed from the expected tax benefit due to state taxes as displayed below. Expected tax benefit was computed by multiplying the U.S. federal income tax rate of 35% to loss before income tax benefit.

Computed expected tax benefit	$	(53,138)
State tax, net of federal expense		(1,064)
Total actual tax benefit	$	(54,202)

4. Regulatory Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $794,218, which was $789,218 in excess of its required net capital. The ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.06 to 1.

5. Related Party Transactions

Related party balances are based on allocation percentages determined by budget managers and are based on head count and hours charged by employees. These balances arise from general operating expenses and are settled either daily or monthly.

The Company is allocated expenses related to certain administrative services provided by Chase Insurance Life and Annuity Company, an affiliate, and JPMC. These services include payment of the Company's payroll costs, occupancy costs, equipment rentals and communications costs, as well as various other operating expenses.

At December 31, 2005, the Company reported the following amounts due from or (to) related parties:

Due from JPMC	$	2,122
Due to CILAAC	$	(26,306)

6. Subsequent Events

On February 7, 2006, JPMC announced it had signed a definitive agreement to sell its life insurance and annuity underwriting business as well as the stock of four related non-insurance companies, including the Company, to Protective Life Corporation. The sale is subject to normal regulatory approvals and is expected to close in the third quarter of 2006.

Investors Brokerage Services, Inc.
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2005

Net capital		
Total stockholder's equity		$ 848,569
Deductions and/or charges		
Nonallowable assets:		
Due from affiliate		2,122
Income tax receivable		9,637
Other assets		29,284
Total deductions and/or charges		41,043
Net capital before haircuts on securities positions		807,526
Haircuts on securities positions		13,308
Net capital		$ 794,218
Aggregate indebtedness		$ 47,844
Computation of basic net capital requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	(A)	$ 3,214
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$ 789,218
Ratio of aggregate indebtedness to net capital		0.06 to 1

Investors Brokerage Services, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2005

Reconciliation with the Company's computation in Part II of Form X-17A-5 as of December 31, 2005

Net capital, as reported in the Company's Part II unaudited FOCUS report	$	790,271
Audit adjustment for federal income tax presentation		3,947
Net capital per above	$	794,218
Aggregate indebtedness, as reported in Company's Part II unaudited FOCUS report	$	51,791
Audit adjustment for federal income tax presentation		(3,947)
Aggregate indebtedness per above	$	47,844

Investors Brokerage Services, Inc.
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2005

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(2)(i). Investors Brokerage Services, Inc. does not hold customer funds nor safekeep customer securities.

There are no differences between the above information and the information included in the Company's corresponding unaudited Form X-17A-5 filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors on Internal Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Stockholder of Investors Brokerage Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Investors Brokerage Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 17, 2006